FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2007
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 5, 2007 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: February 5, 2007

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

An engine which uses air as fuel

Tata Motors and technology inventor, MDI of France, sign agreement

MUMBAI, February 5, 2007: Tata Motors, in keeping with its role as the leading company in India for automotive R&D, has signed an agreement, in yet another exciting engineering and development effort, with MDI of France for application in India of MDI's path-breaking technology for engines powered by air.

The MDI Group is headed by Mr. Guy Negre, who founded the company in the 1990s in pursuit of his dream to pioneer an engine using just compressed air as fuel - which may be the ultimate environment- friendly engine yet. Besides, the engine is efficient, cost-effective, scalable, and capable of other applications like power generation.

The agreement between Tata Motors and MDI envisages Tata's supporting further development and refinement of the technology, and its application and licensing for India.

Commenting on the agreement, Mr. Guy Negre has said, "MDI has for many years been engaged in developing environment-friendly engines. MDI is happy to conclude this agreement with Tata Motors and work together with this important and experienced industrial group to develop a new and cost-saving technology for various applications for the Indian market that meets with severe regulations for environmental protection. We are continuing the development with our own business concept of licensing car manufacturers in other parts of the world where the production is located close to the markets. We have also developed this new technology for other applications where cost competitiveness combined with respect for environmental questions has our priority."

About MDI

MDI is a small, family-controlled company located at Carros, near Nice (Southern France) where Mr. Guy Negre and Mr. Cyril Negre, together with their technical team, have developed a new engine technology with the purpose of economising energy and respect severe ecological requirements - at competitive costs.

About Tata Motors

Tata Motors is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger vehicles. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. Tata Motors and Fiat Auto have announced the formation of an industrial joint venture in India to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Tata Motors already distributes Fiat-branded cars in India. The company's international footprint include Tata Daewoo Commercial Vehicle Co. Ltd. in South Korea; Hispano Carrocera, a bus and coach manufacturer of Spain in which the company has a 21% stake; a joint venture with Marcopolo, the Brazil-based body-builder of buses and coaches; and a joint venture with Thonburi Automotive Assembly Plant Company of Thailand to manufacture and market pickup vehicles in Thailand. Tata Motors has research centres in India, the UK, and in its subsidiary and associate companies in South Korea and Spain.

For further information, please contact:

MDI Group

Mr. Cyril Negre
cyril.negre@mdi.lu
www.mdi.lu

Tata Motors

Debasis Ray
Head- Corporate Communications
Tata Motors Limited
Tel: +91 22 6665 7209
Email: debasis.ray@tatamotors.com
www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements". All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.